No ACT

2C

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

06029103

March 20, 2006

RECD S.E.C.
MAR 2 2 2006
1086

Kathleen E. Sullivan
Senior Vice President, Secretary
and Deputy General Counsel
American International Group, Inc.
70 Pine Street
New York, NY 10270

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/20/2006

Re: American International Group, Inc.
Incoming letter dated January 13, 2006

Dear Ms. Sullivan:

This is in response to your letter dated January 13, 2006 concerning a shareholder proposal submitted to AIG by the AFSCME Employees Pension Plan. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated AIG's intention to exclude the proposal from AIG's proxy materials. We also have received a letter from the proponent dated February 22, 2006.

We note that litigation is pending in the United States Court of Appeals for the Second Circuit with respect to AIG's determination to omit a similar proposal previously submitted by the proponent from AIG's proxy materials for its 2005 annual meeting. In light of the fact that arguments raised in your letter and those of the proponent are currently before the court in connection with the litigation between AIG and the proponent concerning such other proposal, in accordance with staff policy, we will not comment on those arguments at this time. Accordingly, we express no view with respect to AIG's intention to omit the instant proposal from the proxy materials relating to its next annual meeting of security holders.

In connection with the foregoing, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Ted Yu
Special Counsel

PROCESSED
APR 04 2006
THOMSON
FINANCIAL

Enclosures

5272

cc: Charles J. Jurgonis
Plan Secretary
AFSCME Employees Pension Plan
1625 L Street N.W.
Washington, DC 20036

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
SENIOR VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

TEL: 212-770-5123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

January 13, 2006

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

RECEIVED
2006 JAN 19 PM 12: 27

Re: American International Group, Inc. — Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by American International Group, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal, dated August 19, 2005 (hereinafter referred to as the "Proposal") submitted for inclusion in the Company's proxy card and 2005 proxy statement (the "Proxy Materials") for its 2006 annual meeting of shareholders by the American Federation of State, County and Municipal Employees (the "Proponent"). The Proposal and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as Annex A.

In accordance with Rule 14a-8(j) under the Exchange Act, the Company hereby gives notice of the Company's intention to omit the Proposal and Supporting Statement from the Proxy Materials and hereby respectfully requests that the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from the Proxy Materials.

This letter constitutes the Company's statement of the reasons why it deems this omission to be proper.

Enclosed are five additional copies of this letter, including the annexes.

The Proposal

The Proposal states:

RESOLVED, pursuant to section 6.9 of the By-laws (the "Bylaws") of American International Group ("AIG") and section 109(a) of the Delaware General Corporation Law, stockholders amend the Bylaws to add section 6.10:

"The Corporation shall include in its proxy materials for a meeting of stockholders the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Board of Directors by a stockholder or group thereof that complies with this section 6.10 (the "Nominator), and allow stockholders to vote for such nominee on the Corporation's proxy card. Each Nominator may nominate one candidate for election at a meeting, but the number of candidates nominated by Nominators at a meeting shall not exceed one-half of the number of directors to be elected at that meeting. If the number of candidates duly nominated exceeds this number, nominees will be included on a first come/first served basis.

A Nominator must:

(a) have beneficially owned 3% or more of the Corporation's outstanding common stock (the "Required Shares") for at least one year;

(b) provide written notice received by the Corporation's Secretary within the period specified in section 1.11 of the Bylaws containing (i) with respect to the nominee, (A) the information required by Items 7(a), (b) and (c) of SEC Schedule 14 A (the "Disclosure") and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, proof of ownership of the Required Shares; and

(c) agree to (i) assume all liability for any violation or regulation relating to the Disclosure or the Statement (as defined below); (ii) to the extent it uses soliciting material other than the Corporation's proxy materials, comply with all laws and regulations relating thereto.

The Nominator may furnish a statement, not to exceed 500 words, supporting the nominee's candidacy (the "Statement"), when the Disclosure is submitted to the Secretary. The Board of Directors shall adopt procedures for timely resolving disputes over whether a Nominator has complied with this section 6.10 and whether the Disclosure and statement comply with SEC rules."

Background

For years, the Proponent has unsuccessfully attempted to get companies of which he owns stock to include this same proposal in their proxy statement. On at least eight occasions, the Commission has issued no-action letters stating that the Staff would not recommend action if the company excluded the proposal under Rule 14a-8(i)(8).[1]

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[1] American International Group, Inc. (February 14, 2005); Halliburton Co. (February 7, 2005); The Walt Disney Co. (December 28, 2004); Citigroup Inc. (April 14, 2003); Sears, Roebuck and Co. (February 28, 2003); Eastman Kodak

On December 1, 2004, the Proponent submitted to the Company a proposal, substantively identical to the current Proposal,[2] in connection with the proxy materials for the 2005 Annual Meeting of Shareholders (the "2005 Proposal"). The Company sought to exclude the 2005 Proposal on three grounds as stated in a letter dated January 13, 2005 to the Staff. In a reply letter dated February 14, 2005, the Staff concurred that there was a basis for excluding the 2005 Proposal in reliance on Rule 14a-8(i)(8), without addressing the Company's alternative bases for exclusion. The Company's letter to the Staff and the Staff's reply letter are attached to this letter as Annex B.

After receiving the Commission's notification that the Company may properly exclude the 2005 Proposal from their 2005 proxy materials, the Proponent initiated an action in the United States District Court for the Southern District of New York (the "Court"). The Proponent sought to obtain a preliminary injunction forcing the Company to include the 2005 Proposal in its Proxy Materials. On March 22, 2005, the Court denied Proponent's motion for preliminary injunction, stating "the current federal regulations do not require AIG to include [the] proposal in its proxy statement. Rather, they permit its exclusion." *AFSCME* v. *AIG*, No. 05-CV-2390, Slip. Op. at 5 (S.D.N.Y. March 22, 2005). On March 24, 2005 the Proponent appealed the decision to the United States Court of Appeals for the Second Circuit. The appeal is currently pending and no decision has yet been made.

Co. (February 28, 2003); Bank of New York (February 28, 2003); AOL Time Warner Inc. (February 28, 2003).

[2] The two proposals are substantively identical except that the number of candidates that may be nominated under the proposed by-law amendment is limited to one-half of the total candidates. This limit, however, is irrelevant to the question of whether the Proposal is excludable under Rule 14a-8(i)(8) since the Proposal still relates to the election of directors.

Grounds for Omission

It is in the context of the litigation described above that the Proponent has put forward this Proposal, seeking that the Company includes in its Proxy Materials a substantially similar proposal to that which is the subject of the litigation. In accordance with Rule 14a -8(j), the Company hereby gives notice of its intention to omit the Proposal and Supporting Statement from the Proxy Materials and hereby incorporates by reference, the previous grounds for omission, including exclusion under Rule 14a-8(i)(8). The Company maintains its belief that the Proposal and Supporting Statement should be omitted from the Proxy Materials for the reasons stated in its January 13, 2005 letter. There have been no subsequent changes in the Commission's interpretation of Rule 14a-8(i)(8) that would cast doubt upon the conclusion of the February 14, 2005 no-action letter. As such, the Company believes the Proposal should be excluded based on the February 14, 2005 letter and the arguments set forth therein.

The Company notes that the Staff has a stated policy of not commenting on the subject matter of pending litigation. See Staff Legal Bulletin No. 14 (CF) (July 31, 2001).[3] For example, during the litigation resulting from the Cracker Barrel Old Country Stores Inc. letter (October 13, 1992), the Staff refused to comment on companies

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3 Q: Will we comment on the subject matter of pending litigation?

A: No. Where the arguments raised in the company's no-action request are before a court of law, our policy is not to comment on those arguments. Accordingly, our no-action response will express no view with respect to the company's intention to exclude the proposal from its proxy materials.

Staff Legal Bulletin No. 14 (CF).

seeking exclusions under the ordinary business exception (Rule 14a-8(i)(7)), which was the subject of the litigation. See, e.g., Old Kent Financial Corp. (January 31, 1997); EDO Corp. (February 16, 1995); Philip Morris Cos. Inc. (February 8, 1995); Walt Disney Co. (December 1, 1994). Yet, the Staff required the filing of no-action letters during the pendency of Cracker Barrel litigation, even though the Staff would not comment on the letter. See, e.g., Walt Disney Co. (December 1, 1994).

As discussed above, the Proposal submitted by the Proponent is substantively identical to the Proponent's prior proposal and there have been no subsequent changes in the Commission's interpretation of 14a-8(i)(8) that would cast doubt upon the conclusion of the February 14, 2005 no action letter. Accordingly, the Company believes it can continue to rely on that letter, even if the Staff provides no further response.

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter including Annexes A and B, of its intention to omit the Proposal and Supporting Statement from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy Materials to shareholders on or about April 4, 2006.

On behalf of the Company, I hereby respectfully request that the Staff reaffirm its intention not to recommend enforcement action if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above.

If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 770-5123 or, in my absence, Eric N. Litzky at (212) 770-6918.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been asked to wait.

Very truly yours,

Kathleen E. Shannon

Kathleen E. Shannon

(Enclosures)

cc: Gerald W. McEntee
(American Federation of State, County and Municipal Employees)
Eric N. Litzky
(American International Group, Inc.)

Annex A

Please see attached.

RECEIVED

AUG 22 2005

KATHLEEN E. SHANNON

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

Pension Committee
GERALD W. McENTEE
WILLIAM LUCY
EDWARD J. KELLER
KATHY J. SACKMAN
HENRY C. SCHEFF

August 19, 2005

VIA Overnight Mail and Telecopier (212) 785-1584
American International Group, Inc.
70 Pine Street
New York, NY 10270
Attention: Kathleen E. Shannon, Senior Vice President,
Deputy General Counsel and Corporate Secretary

Dear Ms. Shannon:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2005 proxy statement of American International Group, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2006 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of shares of voting common stock (the "Shares") of the Company in excess of $2,000, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held. A copy of our proof of ownership will be forthcoming within seven days.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

Gerald W. McEntee

GERALD W. McENTEE
Chairman

Enclosure

RESOLVED, pursuant to section 6.9 of the By-laws (the "Bylaws") of American International Group Inc. ("AIG") and section 109(a) of the Delaware General Corporation Law, stockholders amend the Bylaws to add section 6.10:

"The Corporation shall include in its proxy materials for a meeting of stockholders the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Board of Directors by a stockholder or group thereof that complies with this section 6.10 (the "Nominator"), and allow stockholders to vote for such nominee on the Corporation's proxy card. Each Nominator may nominate one candidate for election at a meeting, but the number of candidates nominated by Nominators at a meeting shall not exceed one-half of the number of directors to be elected at that meeting. If the number of candidates duly nominated exceeds this number, nominees will be included on a first come/first served basis.

A Nominator must:

(a) have beneficially owned 3% or more of the Corporation's outstanding common stock (the "Required Shares") for at least one year;

(b) provide written notice received by the Corporation's Secretary within the period specified in section 1.11 of the Bylaws containing (i) with respect to the nominee, (A) the information required by Items 7(a), (b) and (c) of SEC Schedule 14A (the "Disclosure") and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, proof of ownership of the Required Shares; and

(c) agree to (i) assume all liability for any violation of law or regulation relating to the Disclosure or the Statement (as defined below); (ii) to the extent it uses soliciting material other than the Corporation's proxy materials, comply with all laws and regulations relating thereto.

The Nominator may furnish a statement, not to exceed 500 words, supporting the nominee's candidacy (the "Statement"), when the Disclosure is submitted to the Secretary. The Board of Directors shall adopt procedures for timely resolving disputes over whether a Nominator has complied with this section 6.10 and whether the Disclosure and Statement comply with SEC rules."

SUPPORTING STATEMENT

Stockholders of U.S. public companies currently have no meaningful control over the process by which director candidates are nominated. Stockholders whose suggested nominees are rejected by a nominating committee have no recourse other than sponsoring a dissident election campaign, which is so expensive that it rarely occurs outside the takeover context.

We believe that access to the proxy for purposes of electing a director nominated by stockholders is the most effective mechanism for ensuring accountability. The need for such accountability remains acute in light of the challenges confronting AIG, including five years of restatements, ongoing regulatory probes by the Justice Department, SEC, and New York State Attorney General and credit rating downgrades. Significant reform remains, and the board is undergoing transformation. Proxy access would help guarantee that AIG's director nominating procedures produce a board better prepared to lead the company.

Annex B

Please see attached.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 14, 2005

Kathleen E. Shannon
Senior Vice President, Secretary
and Deputy General Counsel
American International Group, Inc.
70 Pine Street
New York, NY 10270

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/14/2005

Re: American International Group, Inc.
Incoming letter dated January 13, 2005

Dear Ms. Shannon:

This is in response to your letter dated January 13, 2005 concerning the shareholder proposal submitted to AIG by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated February 8, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Gerald W. McEntee
Chairman
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036

February 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American International Group, Inc.
Incoming letter dated January 13, 2005

The proposal amends the bylaws to require that AIG include the name, along with certain disclosures and statements, of any person nominated for election to the board by a stockholder who has beneficially owned 3% or more of AIG's outstanding common stock for at least one year.

There appears to be some basis for your view that AIG may exclude the proposal under rule 14a-8(i)(8), as relating to an election for membership on its board of directors. Accordingly, we will not recommend enforcement action to the Commission if AIG omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which AIG relies.

Sincerely,

Sara D. Kalin

Sara D. Kalin
Attorney-Advisor

American International Group, Inc.
70 Pine Street
New York, NY 10270

RECEIVED
2005 JAN 18 AM 9:1
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Kathleen E. Shannon
Senior Vice President, Secretary
and Deputy General Counsel

Tel: 212-770-5123
Fax: 212-785-1584
kathleen.shannon@aig.com

January 13, 2005

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
450 Fifth Street, N.W.,
Washington, D.C. 20549

Re: American International Group, Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentleman:

This letter is submitted by American International Group, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal, dated December 1, 2004 (the "Proposal"), submitted for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2005 annual meeting of shareholders by the American Federation of State, County and Municipal Employees Pension Plan (the "Proponent"). The Proposal and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as Annex A.

The Company believes that the Proposal and Supporting Statement should be omitted from the Proxy Materials for the following reasons:

1. the Proposal is not a "direct access proposal" contemplated by Proposed Rule 14a-11;

2. the Proposal relates to the election for membership on the Company's board of Directors; and

3. the Proposal and Supporting Statement are contrary to the proxy rules of the Commission.

In accordance with Rule 14a-8(j) under the Exchange Act, the Company hereby gives notice of the Company's intention to omit the Proposal and Supporting Statement from the Proxy Materials and hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action to the

Commission if the Company omits the Proposal and Supporting Statement from the Proxy Materials.

This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed are five additional copies of this letter, including the annexed Proposal and Supporting Statement.

The Proposal

The Proposal states:

RESOLVED, pursuant to section 6.9 of the by-laws (the "Bylaws") of American International Group Inc. ("AIG") and section 109(a) of the Delaware General Corporation Law, stockholders hereby amend the Bylaws to add section 6.10:

> "The Corporation shall include in its proxy materials for a meeting of stockholders the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the board of directors by a stockholder or group thereof that satisfies the requirements of this section 6.10 (the "Nominator"), and allow stockholders to vote with respect to such nominee on the Corporation's proxy card. Each Nominator may nominate one candidate for election at a meeting.

To be eligible to make a nomination, a Nominator must:

(a) have beneficially owned 3% or more of the Corporation's outstanding common stock (the "Required Shares") for at least one year;

(b) provide written notice received by the Corporation's Secretary within the time period specified in section 1.11 of the Bylaws containing (i) with respect to the nominee, (A) the information required by Items 7(a), (b) and (c) of SEC Schedule 14A (such information is referred to herein as the "Disclosure") and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, proof of ownership of the Required Shares; and

(c) execute an undertaking that it agrees to (i) assume all liability of any violation of law or regulation arising out of the Nominator's communications with stockholders, including the Disclosure; (ii) to the extent it uses soliciting material other than the Corporation's proxy materials, comply with all laws and regulations relating thereto.

The Nominator shall have the option to furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"), at the time the Disclosure is submitted to the Corporation's Secretary. The board of directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this section 6.10 and SEC rules."

Grounds for Omission

1. The Proposal is not a "direct access proposal" under proposed Rule 14a-11 (Rule 14a-8(i)(8))

On October 14, 2003, in Exchange Act Release No. 34-48626 (the "Proposing Release"), the Commission announced proposed rules and amendments to existing rules (the "Proposed Rules") including proposed Rule 14a-11 that would permit, in certain circumstances, shareholders access to company proxy materials for the purposes of nominating directors. The Proposed Rules provide, in pertinent part, that if either (1) at least one of the nominees for the board of directors of a company for whom such company solicited proxies received "withhold" votes from more than 35% of the votes cast at an annual meeting of security holders held after January 1, 2004 at which directors were elected, or (2) a security holder proposal submitted pursuant to Rule 14a-8 providing that a company become subject to the security holder nomination procedure in proposed Rule 14a-11 (a) was submitted for a vote of security holders at an annual meeting of security holders held after January 1, 2004 by a security holder or group of security holders that held more than 1% of the company's securities entitled to vote on a proposal for one year as of the date of the proposal was submitted and provided evidence of such holding to the company; and (b) that "direct access" proposal received more than 50% of the votes cast on that proposal at that meeting, then a security holder or group of security holders owning beneficially more than 5% in the aggregate of the company's voting securities for at least two years of the date of the nomination would be entitled to nominate a certain number of directors for election and the subject company would be required to include the names of such directors in its proxy statement.

The Proposal, if adopted, would subject the Company to a shareholder nomination procedure before it is known what the provisions of proposed Rule 14a-11 will be. As such, it constitutes an attempt to end run the Commission's rule-making process. As stated in Walt Disney Co. (Recon.) (December 28, 2004), the Company respectfully submits that, "[a]s a policy matter, the Commission should not permit the established rule-making process and published releases to be evaded and to impose the Staff's opinion on one company with respect to such a vital corporate governance matter about which the Commission itself is still deliberating and has yet to reach a conclusion."

Furthermore, in addition to the Proponent's attempt to circumvent the Commission's established rule-making process, the Company notes that the terms of the Proposal do not even meet the requirements of proposed Rule 14a-11 for a "direct access proposal." In particular, the Proposal would allow a "Nominator" beneficially owning 3% or more of the Company's outstanding common stock for at least one year to nominate one candidate for election at a meeting of the Company's shareholders and to require the Company to include the name of such nominee in its proxy statement. In contrast, paragraph (b) of proposed Rule 14a-11, which is based on Section 13(d) of the Exchange

Act and the rules of the Commission promulgated thereunder, would permit nominations only by a shareholder or group of shareholders who beneficially owned more than 5% of the Company's outstanding voting securities for at least two years. The Proposal would permit a shareholder that does not file with the Commission beneficial ownership reports on Schedule 13G or 13D to nominate a candidate for election as a member of the Company's board of directors.

Footnote 74 of the Proposing Release states that the "[Staff intended] to take a position that a [direct access] proposal is not excludable under Rule 14a-8(i)(8). To clarify the applicability of this provision in the context of proposed Rule 14a-11, [the Commission is] proposing an amendment to Rule 14a-8(i)(8) that would, if adopted, make clear that a company may not rely on the exclusion permitted by that paragraph (*i.e.*, the exclusion for proposals relating to the election of directors) to exclude a proposal that a company become subject to the procedure in proposed Rule 14a-11." Because the Proposal does not qualify as a "direct access proposal" under proposed Rule 14a-11, it is not subject to the automatic protection from exclusion under Rule 14a-8(i)(8).

In several no-action letters issued during 2004, the Staff has granted no-action relief to registrants to exclude from their proxy statements, in reliance on Rule 14a-8(i)(8), shareholder proposals that did not meet the eligibility standard set forth in paragraph (b) of the proposed Rule 14a-11 on the basis that "the proposal would create a security holder nomination procedure that is different from the procedure in proposed Rule 14a-11." The Staff further stated that "as such, the proposal is not a "direct access proposal" as described in [the Proposing Release]." See Walt Disney Co. (Recon.) (December 28, 2004), Qwest Communications International Inc. (Recon.) (March 22, 2004), and Verizon Communications Inc. (Jan. 28, 2004) (each permitting the exclusion of a shareholder proposal under Rule 14a-8(i)(8) because the proposal did not qualify as a "direct access proposal" under the Proposed Rules).

In addition to the Proposal not meeting the requirements of a "direct access proposal" under proposed Rule 14a-11, the Proponent does not appear to be eligible to trigger the nominating procedures of proposed Rule 14a-11 because it owned less than 1% of the Company's outstanding common stock at the time of submitting the Proposal. The Proposing Release states that "security holders and groups should be aware that in order for the adoption of such a proposal to be a nomination procedure triggering event, should we adopt Rule 14a-11 as proposed, those security holders or groups should, using the existing Exchange Act Rule 14a-8 procedures, provide evidence that they satisfy the more than 1% and one-year thresholds when they submit their proposals." According to the ownership information provided by the Proponent, it owns an aggregate of 26,965 shares of the Company's common stock, far less than 1% of the Company's 2,604,570,819 shares currently outstanding (based on the Company's disclosures in its most recent Form 10-Q). Accordingly, the Proponent does not appear to be eligible to submit a "direct access proposal" under the Proposed Rules.

For the foregoing reasons, the Company believes that it may omit the Proposal from the Proxy Materials under Rule 14a-8(i)(8).

2. The Proposal relates to the election for membership on the Company's board of directors (Rule 14a-8(i)(8))

Because the Proposal does not qualify as a direct access proposal under proposed Rule 14a-11, it should be treated as a proposal asking the Company to create its own process for shareholder access. The Commission has made it clear that such proposals may be excluded.[1] The Staff has found such proposals to be excludable pursuant to Rule 14a-8(i)(8), which permits exclusion of a shareholder proposal from a company's proxy materials if it "relates to an election for membership on the company's board of directors or analogous body."

Specifically, the Staff has permitted exclusion of shareholder proposals and supporting materials in reliance on Rule 14a-8(i)(8) (formerly Rule 14a-8(c)(8)), because such proposals "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors. *See* Sears, Roebuck & Co. (February 28, 2003); Eastman Kodak Co. (February 28, 2003); The Bank of New York Co., Inc. (Feb. 28, 2003); AOL Time Warner Inc. (February 28, 2003); and Citigroup Inc. (April 14, 2003) (all permitting exclusion of a proposal to amend the by-laws to require that the company include the name, along with certain disclosures and statements, of any person nominated for election to the board by a stockholder who beneficially owns 3% or more of the company's outstanding common stock).[2] In footnote

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1 The Commission stated that "the principle purpose of Rule 14a-8(i)(8) is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature." *See* Release No. 34-12598 (July 7, 1976).

2 *See also* Tenet Healthcare Corp. (March 15, 2004); Merck & Co., Inc. (January 25, 2004); (proposal requiring that the registrant include in its proxy materials an alternative slate of directors proposed by the ten largest shareholders of record); Wilshire Oil Co. of Texas (March 28, 2003); Goldfield Corporation (April 9, 2002) (permitting Goldfield Corporation to exclude from its proxy materials a shareholder proposal requesting that Goldfield develop by-laws to "qualify nominees who have demonstrated a meaningful level of stockholder support and to provide them with free and equal ballot access."); Storage Technology Corp. (Mar. 22, 2002) (permitting company to exclude from its proxy materials a shareholder proposal recommending that the company amend its by-laws to require the inclusion in its proxy materials of the name of each candidate for the board nominated by shareholders); General Motors Corp. (March 22, 2001) (proposal requiring the registrant to publish the names of all nominees for director in its proxy statement excluded on the ground that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections for directors); Toys "R" Us, Inc. (April 3, 2000); Kmart Corporation (March 23, 2000) (permitted Kmart Corporation to exclude a proposal requiring the company to grant any 2% shareholder a "right of access" to the proxy statement for the purpose of presenting a non-management candidate for election to the board of directors.); United Road Services (March 10, 2000) (permitting exclusion of proposal that would amend by-laws to require that each duly-nominated candidate for director be listed in the company's proxy statement and on its proxy card and that the company's proxy materials contain the same type and amount of information about each

74 of the Proposing Release, the Commission expressly states that it is "not reviewing or revising the position taken by the Division of Corporation Finance regarding the application of Rule 14a-8(i)(8) to security holder proposals that would have the effect of creating security holder nomination procedure, other than a direct access proposal."

The Proposal seeks to establish a By-law that would result in contested elections of directors. By its terms, the Proposal seeks to amend the Company's By-laws to require the inclusion by the Company in its proxy materials of information about a candidate for election to the Company's board of directors selected by any person who beneficially owned 3% or more of the Company's outstanding common stock for at least one year and to require the Company to include such nominee in its proxy card.

Because the Company's board of directors, consistent with its fiduciary duties, nominates a sufficient number of candidates for all available board seats, the Proposal would necessarily establish a procedure that would result in a contested election by forcing the Company to include in its proxy materials candidates opposed to the Company's nominees. Rather than establishing general nomination or qualification procedures, the Proposal here would establish a procedure for inclusion of shareholder nominees in the proxy statement of the Company that would result in contested elections.

In 2000, the Staff permitted a number of companies to exclude in reliance on Rule 14a-8(i)(8) shareholder proposals that sought to require the company to ensure that if beneficial owners of at least three percent of the company's common stock nominated candidates for the board of directors, the company would include the names of those nominees in its proxy materials and afford shareholders the same opportunity to vote for those nominees as provided for the company's nominees. *See* Oxford Health Plans, Inc. (February 23, 2000); AT&T Corporation (January 24, 2000); The Coca-Cola Company (January 24, 2000); Ford Motor Company (January 24, 2000); Newmont Mining Corporation (January 18, 2000); Black & Decker Corporation (January 18, 2000). *See also* Storage Technology Corporation (March 11, 1998) (permitting exclusion of proposal that company amend by-laws and charter to require that the proxy statement include a list of shareholder nominees for the board, each selected by at least three shareholders

---

duly-nominated candidate for director); CVS Corporation (February 1, 2000); The Boeing Company (January 24, 2000); BellSouth Corp. (January 24, 2000); (permitting exclusion of proposal recommending a by-law providing that shareholder nominees to the board would be included in the company's proxy statement and proxy card, even if the board recommended a vote against such person); Citigroup Inc. (Jan. 21, 2000) (proposal requiring the registrant to amend its by-laws to add a new section requiring the Company to include in its proxy statement the name of a nominee for election to the Company's board chosen by certain shareholders); BellSouth Corp. (February 4, 1998) (permitting exclusion of proposal recommending a by-law providing that shareholder nominees to the board would be included in the company's proxy statement and proxy card, even if the board recommended a vote against such person); Unocal Corporation (February, 8, 1991) (permitting exclusion of proposal recommending a by-law to require the company to include in its proxy materials the names of any shareholder's nominees for director and information about the nominees "in the same manner as any, and all other nominees presented for election").

holding a certain number of the company's shares); Amoco Corporation (February 14, 1990) (permitting exclusion of proposal involving a procedure where shareholders representing over $100,000 in market value of company shares could nominate an individual for election as a director through a "common ballot").

For the foregoing reasons, the Company believes that it may omit the Proposal from the Proxy Materials under Rule 14a-8(i)(8).

3. The Proposal and Supporting Statement are contrary to the Commission's proxy rules (Rule 14a-8(i)(3))

Rule 14a-8(i)(3) permits the omission of a proposal or any statement in support thereof if such proposal or statement is contrary to any proxy rule or regulation, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting material. Rule 14a-9 also prohibits a statement which "omits to state any material fact necessary in order to make [a statement] not false or misleading." Although the Staff, in Staff Legal Bulletin 14B (September 15, 2004), clarified the circumstances in which companies will be permitted to exclude proposals pursuant to 14a-8(i)(3), it expressly reaffirmed that materially false and misleading proposals may be subject to exclusion. According to Staff Legal Bulletin 14B:

> There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:
>
> . . .
>
> - the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires – this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result.
>
> . . .

The Proposal does not define or provide adequate guidance to shareholders or the board of directors as to many features of the procedures it seeks to implement. These uncertainties include, among others: the number of three percent shareholders that are eligible to nominate candidates; what role the Company will have in verifying the consent to serve and the other information provided by the shareholder; the time and methodology for determining whether shareholders who nominate a director hold at least three percent of the outstanding stock of the Company; and the process for resolving disputes regarding compliance of the nominating shareholder's disclosure with the proxy rules.

Because the Proposal contains impermissibly vague statements, the Company believes that the Proposal violates Rule 14a-9 and is, therefore, excludable under Rule 14a-8(i)(3). The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders, nor the company, would be able to determine with any reasonable certainty exactly what actions or measures would be taken in the event the proposal were adopted. *See* Philadelphia Electric Co. (July 30, 1992) (proposal relating to the election of a committee of small shareholders to present plans "that will ... equate with the gratuities bestowed on management, directors and other employees" properly excluded as vague and indefinite); Comshare, Incorporated (August 23, 2000) (shareholder proposal relating to the company not "discriminat[ing] among directors based upon when or how they were elected" and "try[ing] to avoid defining change of control based upon officers or directors as of some fixed date" properly excluded as vague and indefinite).

For the foregoing reasons, the Company believes that the Proposal may be omitted from the Proxy Materials because it is impermissibly vague and, thus, contrary to Rule 14a-8(i)(3).

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter including Annex A and Annex B (correspondence between the Company and the Proponent with respect to the Proposal), of its intention to omit the Proposal and Supporting Statement from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy Materials to shareholders on or about April 5, 2004.

The Company hereby respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above.

If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 770-5123 or, in my absence, Eric N. Litzky at (212) 770-6918.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to in the enclosed self-addressed, stamped envelope.

Very truly yours,

Kathleen E Shannon

Kathleen E. Shannon

(Enclosures)

cc: Charles Jurgonis

Annex A

Please see attached.

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

Pension Committee
GERALD W. McENTEE
WILLIAM LUCY
EDWARD J. KELLER
KATHY J. SACKMAN
HENRY C. SCHEFF

December 1, 2004

VIA Overnight Mail and Telecopier (212) 943-1125

American International Group, Inc.
70 Pine Street
New York, NY 10270

Attention: Kathleen E. Shannon, Senior Vice President, Deputy General Counsel and Corporate Secretary

Dear Ms. Shannon:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address above.

Sincerely,

Charles Jurgonis
Plan Secretary

CJ/JK:sf
Enclosure

STATE STREET.
For Everything You Invest In

Kevin Yakimowsky
Client Service Officer
Specialized Trust Services

200 Newport Avenue
JQB7N
North Quincy, MA 02171

Telephone: (617) [illegible] 7712
Facsimile: (617) 537-6410
kyakimowsky@statestreet.com

November 23, 2004

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: *Shareholder Proposal Record Letter for* AMERICAN INTERNATIONAL GROUP (cusip 026874107)

Dear Ms. Waybright:

State Street Bank and Trust Company is Trustee for 26,965 shares of American International Group common stock held for the benefit of the American Federation of State, County and Municipal Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of American International Group stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

Pension Committee
GERALD W. McENTEE
WILLIAM LUCY
EDWARD J. KELLER
KATHY J. SACKMAN
HENRY C. SCHEFF

December 1, 2004

VIA Overnight Mail and Telecopier (212) 943-1125

American International Group, Inc.
70 Pine Street
New York, NY 10270

Attention: Kathleen E. Shannon, Senior Vice President, Deputy General Counsel and Corporate Secretary

Dear Ms. Shannon:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2004 proxy statement of American International Group, Inc. (the "Company"), the Plan intends to present the attached proposal (the "Proposal") at the 2005 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 26,965 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

GERALD W. McENTEE
Chairman

GWMcE/JK:sf
Enclosure

RESOLVED, pursuant to section 6.9 of the By-laws (the "Bylaws") of American International Group Inc. ("AIG") and section 109(a) of the Delaware General Corporation Law, stockholders hereby amend the Bylaws to add section 6.10:

"The Corporation shall include in its proxy materials for a meeting of stockholders the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Board of Directors by a stockholder or group thereof that satisfies the requirements of this section 6.10 (the "Nominator"), and allow stockholders to vote with respect to such nominee on the Corporation's proxy card. Each Nominator may nominate one candidate for election at a meeting.

To be eligible to make a nomination, a Nominator must:

(a) have beneficially owned 3% or more of the Corporation's outstanding common stock (the "Required Shares") for at least one year;

(b) provide written notice received by the Corporation's Secretary within the time period specified in section 1.11 of the Bylaws containing (i) with respect to the nominee, (A) the information required by Items 7(a), (b) and (c) of SEC Schedule 14A (such information is referred to herein as the "Disclosure") and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, proof of ownership of the Required Shares; and

(c) execute an undertaking that it agrees to (i) assume all liability of any violation of law or regulation arising out of the Nominator's communications with stockholders, including the Disclosure; (ii) to the extent it uses soliciting material other than the Corporation's proxy materials, comply with all laws and regulations relating thereto.

The Nominator shall have the option to furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"), at the time the Disclosure is submitted to the Corporation's Secretary. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this section 6.10 and SEC rules."

SUPPORTING STATEMENT

Stockholders of U.S. public companies currently have no meaningful control over the process by which director candidates are nominated. Stockholders whose suggested nominees are rejected by a nominating committee have no recourse other than sponsoring a dissident election campaign, which is so expensive that it rarely occurs outside the takeover context.

We believe that access to the proxy for purposes of electing a director nominated by stockholders is the most effective mechanism for ensuring accountability. The need for such accountability is acute now in light of the challenges AIG faces, including probes by the Justice Department and SEC into AIG's sale of policies allegedly designed to conceal two companies' losses, which AIG paid $126 million to settle, as well as an investigation by New York State Attorney General Eliot Spitzer into illegal practices by insurance brokers.

We urge stockholders to vote for this proposal.

Annex B

Please see attached.

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
SENIOR VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

TEL: 212-770-5123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

December 17, 2004

Charles Jurgonis
Plan Secretary
AFSCME – Employees Pension Plan
1625 L Street, N.W.
Washington, D.C. 20036

Via Overnight Delivery

Dear Mr. Jurgonis,

On December 3, 2004, I received your letter transmitting a shareholder proposal, on behalf of the AFSCME Employees Pension Plan (the "Plan"), for inclusion in the American International Group, Inc. ("AIG") Proxy Statement for its 2005 Annual Meeting of Shareholders.

Please be advised that the Plan has not proved its eligibility in accordance with Securities and Exchange Commission ("SEC") Rule 14a-8. Specifically, the Plan failed to comply with Rule 14a-8(b)(2) and establish its continuous ownership of at least $2,000 in market value, or 1% of AIG's securities entitled to be voted on its proposal at AIG's Annual Meeting for at least one year by the date you submitted the proposal. The letter from Kevin Yakimowsky, on behalf of State Street Bank and Trust Company as trustee for the Plan, was dated November 23, 2004, which was not the date of submission of the proposal.

In accordance with Rule 14a-8(f), AIG is entitled to exclude the proposal unless the Plan remedies this procedural deficiency. The Plan can remedy this deficiency if, within 14 calendar days of your receipt of this letter, you respond in writing to this letter and submit adequate evidence, such as a written statement from the "record" holder of the Plan's securities, verifying that, at the time you submitted the proposal, the Plan continuously held the aforementioned amount of AIG securities for at least one year.

In the event the Plan elects to cure the deficiency, AIG reserves the right and may seek to exclude the proposal if in AIG's judgment the exclusion of such proposal in the Proxy Statement would be in accordance with SEC proxy rules.

For your convenience, I have enclosed a copy of SEC Rule 14a-8 in its entirety.

Please direct all further correspondence with respect to this matter to my attention at the address set forth above:

Very truly yours,

Kathleen E. Shannon

Kathleen E. Shannon

Enclosure

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036

EMPLOYEES PENSION PLAN

Pension Committee
GERALD W. McENTEE
WILLIAM LUCY
EDWARD J. KELLER
KATHY J. SACKMAN
HENRY C. SCHEFF

December 23, 2004

<u>VIA Overnight Mail and Telecopier (212) 785-1584</u>
American International Group, Inc.
70 Pine Street
New York, NY 10270
Attention: Kathleen E. Shannon, Senior Vice President, Deputy General Counsel and Corporate Secretary

Dear Ms. Shannon:

Per your request by letter dated December 17, 2004, and on behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership, as of December 21, 2004, from the Plan's custodian. The custodian's letter clearly states that the Plan has continuously held the requisite shares for at least one year prior to the date of the custodian letter, including the time period from November 23, 2004 through December 2, 2004. If you require any additional information, please do not hesitate to contact me at the address above.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

STATE STREET.
For Everything You Invest In

Kevin Yakimowsky
Client Service Officer
Specialized Trust Services

200 Newport Avenue
JQB7N
North Quincy, MA 02171

Telephone (617) 985-7712
Facsimile (617) 537-5410
kyakimowsky@statestreet.com

December 21, 2004

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for AMERICAN INTERNATIONAL GROUP (cusip 026874107)

Dear Ms. Waybright:

State Street Bank and Trust Company is Trustee for 26,985 shares of American International Group common stock held for the benefit of the American Federation of State, County and Municipal Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter, including the one-year period from December 2, 2003 to December 2, 2004. The Plan continues to hold the shares of American International Group stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky

RECEIVED
FEB 09 2005
OFFICE OF THE SECRETARY
2005 FEB 10 AM 10: 00
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

Pension Committee
GERALD W. McENTEE
WILLIAM LUCY
EDWARD J. KELLER
KATHY J. SACKMAN
HENRY C. SCHEFF

February 8, 2005

VIA HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; no-action request by American International Group, Inc.

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Rule"), the AFSCME Employees Pension Plan (the "Plan") submitted to American International Group, Inc. "AIG" or the "Company") a shareholder proposal (the "Proposal") to amend the Company's bylaws to establish a procedure by which a Nominator (as defined in the Proposal) may ensure the inclusion of a nominee for election to AIG's board of directors in AIG's proxy statement and on its proxy card.

In a letter to the Commission dated January 13, 2005, AIG stated that it intends to omit the Proposal from its proxy materials being prepared for the 2005 annual meeting of shareholders. AIG argues that the Proposal is excludable under Rule 14a-8(i)(8) (the "Election Exclusion"), because it relates to the election of directors and does not qualify as a "direct access" proposal under the Commission's proposing release on shareholder access to the company proxy statement. See Securities Exchange Act Release No. 48626, "Security Holder Director Nominations" (Oct. 14, 2003) (the "Proposing Release").

Under the Proposing Release, direct access proposals, which ask the company to become subject to the shareholder access right described in the Proposing Release, were to be exempt from a Staff interpretation that shareholder access proposals are excludable under the Election Exclusion. By letter dated February 7, 2005, the Staff stated that the exemption, which the Staff believed was necessary in light of the operation and expected timing of the changes proposed in the Proposing Release, is no longer necessary or appropriate given the Commission's inaction with respect to the Proposed Release, which was issued nearly 16 months ago. See Halliburton Company (available Feb. 7, 2005).

In light of the Staff's determination in Halliburton, the Proposal's status as a "direct access" proposal is not relevant. However, that determination—and the Commission's apparent abandonment of the proposal contained in the Proposing Release--only strengthens the Plan's conviction that the Staff should allow shareholders to evaluate the wisdom of shareholder proxy access on a company-by-company basis. To that end, the Plan urges the Staff to revisit its interpretation of the Election Exclusion as allowing omission of proposals establishing a procedure by which shareholders may include nominees for election to the board in a company's proxy materials. As discussed more fully below, the Staff's interpretation is not supported by the Rule's text or history, nor is it consistent with the policies animating the Rule.

The Proposal

The Proposal sets forth the following bylaw:

The Corporation shall include in its proxy materials for a meeting of stockholders the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Board of Directors by a stockholder or group thereof that satisfies the requirements of this section 6.10 (the "Nominator"), and allow stockholders to vote with respect to such nominee on the Corporation's proxy card. Each Nominator may nominate one candidate for election at a meeting.

To be eligible to make a nomination, a Nominator must:

(a) have beneficially owned 3% or more of the Corporation's outstanding common stock (the "Required Shares") for at least one year,

(b) provide written notice received by the Corporation's Secretary within the time period specified in section 1.11 of the Bylaws containing (i) with respect to the nominee, (A) the information required by Items 7(a), (b) and (c) of SEC Schedule 14A (such information is referred to herein as the "Disclosure") and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, proof of ownership of the Required Shares; and

(c) execute an undertaking that it agrees to (i) assume all liability of any violation of law or regulation arising out of the Nominator's communications with stockholders, including the Disclosure; (ii) to the extent it uses soliciting material other than the Corporation's proxy materials, comply with all laws and regulations relating thereto.

The Nominator shall have the option to furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"), at the time the Disclosure is submitted to the Corporation's Secretary. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice was timely given and whether the Disclosure and Statement comply with this section 6.10 and SEC rules.

It is important to note that the Proposal simply would establish a procedure for including in AIG's proxy materials, under certain circumstances, the name and qualifications of a director candidate nominated by a shareholder with a substantial, long-term ownership stake in the Company. The Proposal does not advance the cause of any particular candidate.

The Election Exclusion

The Election Exclusion permits the omission of a shareholder proposal if it "relates to an election for membership on the company's board of directors or analogous governing body." The Rule provides no guidance regarding the circumstances under which a proposal "relates to" a director election. Although it would be possible to argue that the Election Exclusion supports omission of any proposal even tangentially related to the election of directors, the SEC Staff has not extended its reach this far. Instead, the Staff has declined to extent the reach of the Election Exclusion to a number of subjects involving director elections.

Specifically, shareholders are entitled to vote on such matters as:

– whether all directors should be elected annually or to multi-year terms in staggered "classes," *e.g.*, *Boeing Co.* (Feb. 23, 1999);

– whether a company should allow cumulative voting for directors, a procedure that permits shareholders to vote their holdings cumulatively for a single candidate and that may permit minority shareholders to increase representation on the board, *e.g.*, *Archer Daniels Midland* (June 20, 1996);

– whether a company should set term limits or mandatory age limits for directors, *e.g.*, *LSB Industries* (Feb. 17, 1997);

– whether the CEO should be the only company officer on the board of directors, *PepsiCo.* (Jan. 13, 2000);

– the degree to which the board should be composed of individuals who are independent of the company, *General Dynamics* (Jan. 25, 1994);

– whether nominees for the board of directors should be required to own stock in the company, *Pinnacle West Capital Corp.* (Mar. 19, 1990); and

– whether a company should nominate two candidates for each board seat, *e.g.*, *SBC Communications Inc.* (Jan. 31, 2001) and *Citicorp.* (Jan. 6, 1994).

This interpretation of the Election Exclusion – which permits the omission of proposals relating to a specific election, but not proposals relating to election procedures – is easy to administer and consistent with the text and history of the rule. The Staff has followed this interpretation in deciding to permit shareholders to vote on some proposals similar in character to the Proposal, but has also allowed registrants to exclude other similar proposals by adding a gloss to this interpretation, namely that a proposal may be excluded if it would "establish a procedure that may result in contested elections of directors." As we now explain, this addition is not supported by the text or history of the Election Exclusion and is inconsistent with other no-action letters issued by the Staff.

History of the Election Exclusion

The early versions of the Commission's rule on shareholder proposals outlined the nature of the process and added: "This rule does not apply, however, to elections to office." Exchange Act Rel. No. 3998 (Oct. 10, 1947) (Rule X-14A-8(a)). See also Exchange Act Rel. No. 4979 (Jan. 6, 1954)(same); Exchange Act Rel. No. 8206 (Dec. 14, 1967)(Rule 14a-9 "does not apply, however to elections for office or to counter proposals to matters to be submitted by management.").

In 1976, the Commission revised Rule 14a-8 to eliminate the reference in the first paragraph of the rule to elections and counter-proposals and added two enumerated exclusions (then identified as subparagraphs (c)(8) and (c)(9)) to the list of reasons why a proposal may be omitted. An indication of the scope of the Election Exclusion appears in the 1976 notice of proposed rulemaking, which proposed that companies be allowed to omit proposals that relate to a "corporate, political, or other election to office."

The final rule deleted the words "corporate, political or other" from the Election Exclusion, however. The Commission explained that it was doing so to dispel a misunderstanding among commentators that the Commission "intended to expand the scope of the existing exclusion to cover proposals dealing with matters previously held not excludable by the Commission, such as cumulative voting rights, general qualifications for directors, and political contributions by the issuer." Exchange Act Rel. No. 12999 (Nov. 22, 1976). The Election Exclusion was not changed in either the 1982 or 1998 rulemaking proceedings that revised other portions of the Rule.

This history indicates that even before the 1976 rulemaking, the Commission did not view Rule 14a-8 and its predecessors as permitting the omission of shareholder proposals relating to the procedures for electing directors or the qualifications of candidates for office. If anything, the text of the rule in effect for the past quarter-century buttresses this intent, with its textual limitation of the scope of the Election Exclusion to "an" election to the board, not elections generally or election procedures.

An expansive interpretation of shareholder rights embodied in Rule 14a-8 is consistent with the policy underlying Rule 14a-8, namely, that shareholders should be able to use the company's proxy statement "to bring before their fellow stockholders matters of concern to them as stockholders in such corporation." The exclusions in Rule 14a-8 serve a function of screening out proposals that fail to raise issues of such broad or general concern to shareholders that they warrant inclusion in the proxy statement and a chance for all shareholders to register their views. The Plan's proposal – dealing with the procedures for electing directors – is fully in line with the type of proposal that Rule 14a-8 is intended to allow, not exclude. Indeed, it is difficult to imagine a matter of greater importance to shareholders than the process by which directors—shareholders' elected representatives—are nominated and voted into office.

Staff interpretation of the Election Exclusion

Over the years, the Staff has ruled on a number of shareholder proposals seeking access to management's proxy statement. Although the precise formulation has varied, these proposals generally provide that a shareholder or group of shareholders (often holding more than a specified threshold of shares) may nominate a candidate to serve on a company's board and have that candidate's name and related information included in the company's proxy statement and proxy card. The Proposal is similar, in that it allows a qualifying shareholder or group of shareholders (three percent is the threshold) to include a candidate for director and have that candidate's name, relevant information and a supporting statement in the Company's proxy materials.

In a series of decisions from the early 1980s and again in the mid-1990s, the Staff applied the "specific election vs. nomination process" interpretation to which the Plan asks the Staff to return, when it held that the Election Exclusion did not allow companies to exclude proposals that a shareholder with a specified holding in a given company had the right to have the names of one or more director candidates included in the company's proxy materials. *E.g., Dravo Corporation* (Feb. 21, 1995); *Pinnacle West Capital Corp.* (Mar. 26, 1993), *Union Oil Co.* (Feb. 24, 1983 and Jan. 29, 1981). Although the Division did not follow this interpretation unswervingly throughout these two decades, *see Unocal Corp.* (Feb. 6, 1990)(permitting the exclusion, without an attempt to reconcile its conclusion with prior determinations, of a shareholder access proposal on the theory that the establishment of such a procedure is "a matter more appropriately addressed under Rule 14a-11 [now 14a-12]), the interpretation advanced by the Plan was standard.

The *Union Oil Co.* no-action determinations from the early 1980s illustrate this approach. There the Staff considered a bylaw amendment to permit any shareholder owning 125,000 shares to place nominees on the company's proxy statement "in the same manner as any, and all other nominees presented for election." The Staff explained that the proposal could not be omitted because it "does not relate to the election of *directors at a particular meeting*, but rather to the procedure to be followed to select nominees *in general*" (emphasis added).

Similarly, the Staff in 1995 agreed with the proponent in *Dravo Corp.*, where the proponent sought to include on the company's proxy any shareholder-nominated candidates who were qualified for election. The Staff there rejected precisely the same "contested election" argument that it later began to apply, namely Dravo's contention that the proposal "clearly" intends to "lay the groundwork for future proxy battles by removing the company's prerogative to exclude competitive election proposals from its materials."

More recently, however, the Staff has allowed omission of proposals similar to the Proposal, citing the "contested election" gloss. *E.g., United Road Services, Inc.* (May 5, 2000); *The Black & Decker Corp.* (Jan. 18, 2000); *The Coca-Cola Company* (Jan. 24, 2000). This misinterpretation of the Election Exclusion now appears to be uniformly applied to such shareholder resolutions. *E.g., Toys "R" Us, Inc.* (Apr. 3, 2000); *Boykin Lodging Company* (Mar. 22, 2000).

Argument

The Staff's current interpretation of the Election Exclusion is flawed for three reasons. First, the "may lead to contested elections" reasoning is inconsistent with the Staff's determinations that a registrant may be required to nominate two candidates for every open board seat. These rulings certainly create the possibility of contested elections in the sense that some nominees would win while others would lose. Surely, if a candidate in such an election intended to prevail, he or she could be expected to use additional soliciting material and engage in other tactics seen in proxy contests.

Second, the current interpretation simply cannot be reconciled with earlier letters declining to allow exclusion of proposals such as the ones in *Union Oil Co.* on thr ground that such proposals do "*not* relate to the election of directors *at a particular meeting*, but rather to the procedure to be followed to select nominees *in general*" (emphasis added). Finally, the interpretation is grounded in misplaced fears that shareholder access will undermine the Commission's regulation of the proxy solicitation process.

The Staff has supported its use of the contested election rationale (and AIG does so now as well) by quoting language from a 1976 release proposing minor changes to the Election Exclusion. In that release, the Commission stated, "[T]he principal purpose of the provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11 [now 14a-12], are applicable thereto." Exchange Act Rel. No. 12598 (July 7, 1976). That statement expresses two principles useful in interpreting the Election Exclusion: first, that the Rule should not be used as a mechanism to conduct a campaign in favor of or against a particular candidate for the board; and second, that the Staff is concerned that certain proposals reforming the election process could interfere with the Commission's regulation of proxy solicitations.

The Plan agrees that the shareholder proposal rule itself should not be used to nominate director candidates or oppose one or more candidates nominated by the board. The Proposal does neither of these things: it does not advance a particular nominee's candidacy, nor does it urge shareholders to unseat any of AIG's incumbent directors. But as discussed above, "effecting reforms in elections" cannot be read to apply to all proposals touching in any way on director elections, because the Staff has refused to permit exclusion of many such resolutions, including proposals on cumulative voting, requiring two candidates for each open directorship and director qualifications.

The Staff's concerns about proxy access constituting an "end run" around the Commission's proxy rules is also misplaced. As a long-term institutional investor, the Plan strongly supports the Commission's core mission of protecting shareholders by providing them with truthful and adequate information with which to make their own decisions. The Proposal is fully consistent with that goal: It incorporates the Commission's disclosure requirements regarding director nominees and recognizes that Nominators that choose to use additional soliciting material are liable for noncompliance with the Commission's proxy rules governing such material.

More broadly, Rule 14a-8 is not up to the task of preventing registrants from adopting proxy access regimes altogether. Two registrants of which the Plan is aware—Apria Healthcare and Hanover Compressor—have already adopted company-specific shareholder access provisions. Thus, the proxy access train has already left the station. Moreover, proponents could forego reliance on the Rule and advance a proxy access proposal through an independent solicitation, which would not be subject to the Election Exclusion. For those reasons, concerns about the relationship between shareholder proxy access and the Commission's proxy rules should be addressed by reviewing and updating those rules to reflect changing circumstances.

Finally, from a policy perspective, allowing AIG to exclude the Proposal in reliance on the Election Exclusion is inappropriate. Although the topic of the Proposal is director elections, the core issue in this appeal is one of corporate governance, namely: Do AIG shareholders have the right to decide for themselves whether they would like to have certain shareholder-nominated candidates appear in the proxy statement that is prepared at company expense?

This is entirely a matter of process. If a company's shareholders want their company to facilitate their opportunity to consider shareholder-nominated candidates, why should the Commission stand in their way? In essence, all we are discussing is the question of whether AIG's shareholders believe that the Company should shoulder the costs of printing additional items in proxy materials and a proxy card, which costs are modest when included in a set of materials the Company is already committed to circulating to all shareholders – or whether the entire cost of presenting additional candidates for election to the board should be borne entirely by the nominating shareholders?

Fundamentally, the question here is about choice and whether AIG shareholders believe that they should shoulder the cost of learning about additional candidates for the board of directors. Shareholder proposals on other facets of corporate governance and director elections have cost consequences. For example, a resolution calling for annual election of all directors may saddle a company (and its shareholders) with the cost of printing longer proxy statements and proxy cards than if only one-third of the directors were running for three-year terms each year. Similarly, proposals asking a company to increase the number of independent directors or to add minority or female candidates to the board may increase the cost of director elections on the company (and its shareholders), but no one would seriously object that shareholders should be denied the right to recommend the adoption of such policies if that is how they want their company to be governed.

Viewed in that light, the Staff's rationale about how "this may lead to contested elections" cannot be a proper basis for exclusion. Contested elections are a way of life in most spheres of American life and are viewed generally as a positive good. The notable exception appears to be elections to corporate boards. It is quite common for director candidates to be nominated directly by the board without any opposition and with management having exclusive access to the company's proxy materials. A shareholder who wishes to sponsor a board candidate must shoulder the expense associated with an independent solicitation campaign, including the costs of preparing, printing and mailing separate proxy materials and tabulating a separate proxy card, which can total hundreds of thousands of dollars, if not more. Because the cost is so high, director campaigns are typically waged only by persons seeking control of the company. Even large institutional investors may hold only a comparatively small stake in a company, such that the cost of mounting an independent campaign may be difficult to justify when compared to any possible or anticipated return.

The Proposal posits that if AIG shareholders so choose, they would be able to level the playing field by creating a mechanism whereby they and other AIG shareholders could present and consider candidates for election to the board as part of a single set of documents, the Company's proxy statement and proxy card. This is a logical outgrowth of the principle that shareholders have the exclusive power to elect directors, and providing access to the Company's proxy will (if approved by AIG shareholders) allow them to hold the board accountable. See Melvin A.. Eisenberg, *Access to the Corporate Proxy Machinery,* 83 HARV. L. REV. 1489 (1970); Carol Goforth, *Proxy Reform as a Means of Increasing Shareholder Participation in Corporate Governance: Too Little, But Not Too Late*, 43 AM. U.L. REV. 379 (1984). It is AIG shareholders whose money is at stake with respect to how the Company is governed, and if they want to choose a different course, we submit that the Staff, through Rule 14a-8(i)(8), should not stand in the way.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Charles Jurgonis
Plan Secretary

cc: Kathleen E. Shannon
Senior Vice President, Secretary and Deputy General Counsel
fax # 212-785-1584

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

Pension Committee
GERALD W. McENTEE
WILLIAM LUCY
EDWARD J. KELLER
KATHY J. SACKMAN
HENRY C. SCHEFF

February 22, 2006

VIA HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; no-action request by American International Group, Inc.

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Rule"), the AFSCME Employees Pension Plan (the "Plan") submitted to American International Group ("AIG" or the "Company") a shareholder proposal (the "2006 Proposal") amending the Company's bylaws to provide for inclusion in AIG's proxy statement and proxy card of the names of, and certain other information regarding, director candidates nominated by a shareholder or group owning 3% or more of AIG's outstanding common stock.

The 2006 Proposal is substantially identical to a proposal submitted by the Plan for consideration at AIG's 2005 annual meeting of shareholders (the "2005 Proposal"). AIG sought and obtained assurance from the Staff of the Division of Corporation Finance (the "Division") that it could exclude the 2005 Proposal in reliance on Rule 14a-8(i)(8) (the "Election Exclusion") as relating to an election of directors. The Staff stated in its determination that the 2005 Proposal could be excluded because it "may lead to contested elections." Following receipt of the Staff's determination, the Plan commenced litigation in the U.S. District Court for the Southern District of New York seeking a judicial ruling on the excludability of the 2005 Proposal. After the district court denied the Plan's motion for a preliminary injunction, the Plan appealed the ruling to the U.S. Court of Appeals for the Second Circuit. That appeal is still pending.

In a letter to the Division dated January 13, 2006, AIG gave notice of its intention to omit the 2006 Proposal in reliance on the Election Exclusion. Specifically, AIG stated that it intends to continue to rely on the Staff's determination regarding the 2005 Proposal, in light of the Staff's policy not to comment on matters that are the subject of pending litigation. The Plan continues to believe that the Staff's interpretation of the Election Exclusion as barring proposals seeking to impose a regime of shareholder access to the company proxy statement is unreasonable for several reasons:

- It lacks support in the Rule and its history, which suggests that the Commission was concerned with shareholders using the Rule itself to nominate and campaign for particular director candidates or seek the removal of particular incumbent directors;

- It is inconsistent with a raft of other Staff determinations involving board structure, director qualifications, cumulative voting, the vote threshold for director elections and the nomination of multiple candidates for each open board seat, all of which could be said to increase the likelihood of contested director elections, as well as being inconsistent with the Staff's own earlier interpretation of the Election Exclusion as applied to proxy access proposals; and

- It does not recognize that a responsibly designed shareholder proxy access right—one that requires nominating shareholders and their nominees to comply with all of the Commission's other proxy rules, including Rules 14a-9 and 14a-12—would not undermine the integrity or effectiveness of the Commission's disclosure requirements applicable to contested solicitations.

The Plan does not expect that the Staff will depart from its policy of issuing a "no view" response in light of the pending litigation regarding the 2005 determination. If, however, the Staff is inclined to re-evaluate its position on the excludability of shareholder proxy access proposals under the Election Exclusion, the Plan would appreciate the opportunity to present more fully its arguments against exclusion.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007 The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Charles Jurgonis
Plan Secretary

cc: Kathleen Shannon
Senior Vice President, Secretary and Deputy General Counsel
Fax # 212-785-1584